

January 26, 2026

Pierre Schurmann
Chief Executive Officer
Nvni Group Limited
P.O. Box 10008, Pavilion East, Cricket Square
Grand Cayman, Cayman Islands KY1-1001

> **Re: Nvni Group Limited**
> **Registration Statement on Form F-3**
> **Filed January 26, 2026**
> **File No. 333-292939**

Dear Pierre Schurmann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thiago Spercel